May 7, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C.  20549-7010

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:          Torotel, Inc.

Comments on Form 10-KSB for the Fiscal Year Ended April 30, 2008

Filed July 28, 2008

File No. 333-136424

Dear Mr. Vaughn:

On behalf of Torotel, Inc. (the “Company”), this letter responds to the April 15, 2009 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filing noted above.  The Company’s responses are provided below under the same captions as contained in the Staff’s April 15, 2009 letter.

Staff Comment

Form 10-KSB for the Fiscal Year ended April 30, 2008

Staff Comment

Note B, Inventory, page 30

1.                                      We note your response to our prior comments 1 and 2 from our letter dated March 9, 2009 that you are performing an analysis to separate the impact of the transaction between the prior period and fiscal year 2007.  When available, please provide us with a summary of your analysis, including a summary of the impact on your fiscal year 2007 quarterly information.  Please note that we will defer evaluation of your request to restate the fiscal 2007 operating results within your April 30, 2009 Form 10-K until such time as you have provided the summary analysis.

Company’s Response

1.                                       The effect of the original entry was to decrease the inventory reserve by $100,000 in fiscal 2007.  Our analysis shows the impact on the prior period results in a $125,000 decrease in the inventory reserve, which then results in a $25,000 increase in the reserve in fiscal 2007.   The following is a summary of the impact on fiscal 2007 net operating results:

	As Reported	As Restated
Net Loss	$(127,000)	$(252,000)
Basic and Diluted Loss per Share	$(.02)	$(.05)

The impact on the fiscal 2007 quarters is as follows:

Quarter ended July 31, 2006	$15,000
Quarter ended October 31, 2006	3,000
Quarter ended January 31, 2007	19,000
Quarter ended April 30, 2007	(12,000)
$25,000

Staff Comment

Form 10-Q for the Quarter Ended January 31, 2009

Exhibits 32.1 and 32.2

2.                                      We note that your certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the quarter ended October 31, 2008.  Please amend your January 31, 2009 Form 10-Q to include the entire filing together with a corrected certification.

Company’s Response

On April 23, 2009, the Company filed on EDGAR an amended Form 10-Q for the quarterly period ended January 31, 2009, which includes the corrected certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act.

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In connection with these responses, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-747-6124.

Sincerely,

/s/ H. James Serrone

H. James Serrone
Chief Financial Officer

cc:                                 Dale H. Sizemore, Jr., Chief Executive Officer of Torotel, Inc.

Victoria R. Westerhaus, Stinson Morrison Hecker LLP

Hal J. Hunt, Mayer Hoffman McCann P.C.

Stephen K. Swinson, Audit Committee of the Board of Directors of Torotel, Inc.

Anthony H. Lewis, Audit Committee of the Board of Directors of Torotel, Inc.

S. Kirk Lambright, Jr., Audit Committee of the Board of Directors of Torotel, Inc.